SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004, April 8, 2004, April 12, 2004 and April 19, 2004 (the “Schedule 14D-9”) and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 8.    Additional Information

Item 8 is hereby amended by adding the following three new paragraphs to the end of the section entitled “Litigation Matters”:

On April 20, 2004, pursuant to a stipulation of dismissal, MSCAC dismissed without prejudice the action it filed against the Company on March 30, 2004, in the Court of Chancery of the State of Delaware. By that action, MSCAC had been seeking to compel the Company to make available to MSCAC current and updated books and records of the Company relating to the setting of the March 25, 2004 record date in connection with Jones and MSCAC’s proposed consent solicitation. A copy of the stipulation of dismissal is filed as Exhibit (a)(11) to this Schedule 14D-9 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(11).

On April 20, 2004, pursuant to a stipulation of dismissal, Jones and MSCAC dismissed without prejudice three of the four claims for relief in the action it filed against the Company and its directors on March 31, 2004, in the Court of Chancery of the State of Delaware. Specifically, Jones and MSCAC withdrew their claims for the following relief: (i) a declaration that Jones and MSCAC had not commenced a consent solicitation and that the March 25, 2004 record date set by the Company’s directors was invalid, void, and inapplicable to any possible future consent solicitation by Jones and/or MSCAC; (ii) a declaration that the Company’s directors had breached their fiduciary duties to the Company and its stockholders and had improperly manipulated and interfered with the stockholder franchise by setting the March 25, 2004 record date; and (iii) a declaration that the Company’s directors had breached their fiduciary duties to the Company’s stockholders and had invoked unreasonable defensive measures in response to MSCAC’s Offer and Jones’s and MSCAC’s proposed consent solicitation by setting the March 25, 2004 record date. A copy of the stipulation of dismissal is filed as Exhibit (a)(12) to this Schedule 14D-9 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(12).

A copy of the press release relating to the stipulations of dismissal is attached as Exhibit (a)(13) to this Schedule 14D-9.

Item 9.    Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004

(a)(12)	Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004

(a)(13)	Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004

(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: April 20, 2004	By:	/s/ Mark J. Cocozza
	Title:	Mark J. Cocozza Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004

(a)(12)	Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004

(a)(13)	Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004

(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.